[GOFISH CORPORATION LETTERHEAD]

February 7, 2008

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GoFish Corporation Registration Statement on Form SB-2 (File No. 333-145406) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, GoFish Corporation, a Nevada corporation (the “Registrant”), hereby requests that the above-captioned Registration Statement, as amended, be made effective at 4:00 p.m., New York City time, on Friday, February 8, 2008, or as soon as possible thereafter.

In connection with this filing, the Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GOFISH CORPORATION

By:	/s/ Tabreez Verjee Tabreez Verjee President